Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Signing Date Set for Investment Agreement - The Next Stage for
     Development of Oyu Tolgoi and Entree's Lookout Hill

     VANCOUVER, Oct. 5 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") welcomes the announcement that the
Investment Agreement between our joint venture partner, Ivanhoe Mines (TSX:
IVN; NYSE: IVN; NASDAQ: IVN - "Ivanhoe Mines"), our largest shareholder Rio
Tinto (NYSE: RTP; LSE: RIO.L; ASX: RIO.AX) and the Mongolian government will be signed on October 6, 2009 in a state ceremony.
     Entree has followed recent political events in Mongolia, which gained momentum in the final week of August when the State Great Khural (Mongolia's parliament) amended four laws, including rescinding the Windfall Profits Tax effective January, 2011. Today's announcement that a date has been set for the signing of a definitive Investment Agreement is the culmination of years of diligent negotiations on the part of the Mongolian government, Rio Tinto and
Ivanhoe Mines.
     Greg Crowe, President and CEO of Entree, stated: "Today's announcement of a signing date for the Investment Agreement is the clearest positive signal yet that the development of Oyu Tolgoi will proceed."
     The Investment Agreement is a comprehensive document that establishes the legal framework for development and operation of the massive Oyu Tolgoi mining complex. Oyu Tolgoi is the world's largest and richest, undeveloped porphyry copper-gold-molybdenum deposit. Some of the richest copper-gold mineralization lies within Entree's Hugo North Extension deposit. The highest molybdenum grades occur within Entree's Heruga deposit.
     Development of Entree's Hugo North Extension and Heruga deposits is directly affected by the Investment Agreement. The Hugo North Extension, in
particular, as it contains some of the highest copper and gold grades in the
Hugo Dummett orebody, will be an important consideration in plans for development and mining.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %SEDAR: 00008502E          %CIK: 0001271154

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: 866-368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687-4777, Toll Free: 866-368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 13:25e 05-OCT-09